

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 9, 2017

Gerald Solensky, Jr.
President and Chief Executive Officer
Zomedica Pharmaceuticals Corp.
3928 Varsity Drive
Ann Arbor, Michigan 48018

Re: Zomedica Pharmaceuticals Corp.
Draft Registration Statement on Form S-1
Submitted December 13, 2016
CIK No. 0001684144

Dear Mr. Solensky:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   We note that there is currently no public market in the United States for your common shares, and that you intend to apply to have your common shares listed on the NYSE MKT. Please amend the cover page to indicate that the selling stockholders will sell the shares at a fixed price (or a range) until the shares are listed on the NYSE MKT and thereafter at prevailing market prices or privately negotiated prices.

2.   Please expand your disclosure to explain that share prices on the TSX Venture Exchange may not be indicative of the market price on the NYSE MKT.

3.   We note your disclosure in Use of Proceeds that you will not receive any proceeds from the sale or disposition of the common shares covered by the prospectus. Please include such disclosure on the cover page. Refer to Item 501(b)(3) of Regulation S-K.

Table of Contents, page (i)

4.   Please add a reference to your financial statements starting on page F-1.

Summary Risks Associated with Our Business, page 2

5.   Please revise to highlight your disclosure on page 6 concerning the cost and timeline for developing your drug product candidates.

6.   We refer to pages F-3 and F-8. Please include a bullet point to highlight your independent registered public accounting firm's doubt about your ability to continue as a going concern. Please also disclose your reported losses and accumulated deficit.

7.   Please revise the bullet point to highlight your disclosures on pages 18 and 68 concerning your beliefs about your PFIC status for 2015 and future years and the impact that PFIC status has on U.S. holders.

Corporate Information, page 3

8.   Please revise to discuss the reasons why ZoMedica entered into the amalgamation transaction with Wise Oakwood Ventures and its impact on ZoMedica, including its financial position and shareholder base.

Risk Factors, page 6

9.   We note your disclosure on page 61 concerning your share capital. Please revise to highlight risks concerning the unlimited number of common and preferred authorized for future issuance and your board's ability to designate rights attaching to series of preferred stock.

Product Pipeline, page 42

10.   Please revise here and in the summary to identify the conditions that ZM-012 and ZM-007 are intended to treat.

11.   We note your disclosure that the APIs in each of ZM-012 and ZM-006 have been the subject of multiple studies in humans and have been approved for use in humans for decades. Please expand your disclosure to identify these APIs or explain whether these identities are proprietary at this time. Also, disclose whether the APIs are covered by patents or proprietary rights held by third parties.

12.   We note your disclosure that you expect to commence a pivotal efficacy trial of ZM-006 in the first half of 2018. Please revise to discuss whether you have conducted or will need to conduct pilot testing of ZM-006 prior to commencing the efficacy trial.

Security Ownership of Certain Beneficial Owners and Management, page 56

13.   We note that you have not listed any beneficial owners of more than 5% of your issued and outstanding common shares who are not executive officers or directors. It appears from the Selling Shareholders chart on page 57 that David Sikkema owns more than 5% of your issued and outstanding common shares. Please revise or advise.

Selling Stockholders, page 57

14.   Given the nature and the size of the offering relative to the number of non-affiliate shares outstanding, please provide us an analysis explaining your basis for determining that the offering is eligible to be made pursuant to Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

Restrictions on the Use of Rule 144…, page 65

15.   Please revise to discuss whether the restrictions addressed in this section apply to your securities.

Index to Financial Statements, page F-1

16.   We note the audited financial statements of Zomedica Pharmaceuticals Inc. provided for the period from incorporation on May 14, 2015 to December 31, 2015, as well as the unaudited interim financial statements of Zomedica Pharmaceuticals Corp. provided for the nine months ended September 30, 2016 and the period from incorporation on May 14, 2015 to September 30, 2015. Please provide the following:
- Tell us what consideration you gave to designating Zomedica Pharmaceuticals Inc. as a predecessor entity as it appears you succeeded to substantially all of their business and had limited operations of your own prior to the qualifying transaction.
- Tell us what consideration you gave to providing unaudited financial statements of Zomedica Pharmaceuticals Inc., for the period January 1, 2016 to April 20, 2016 in your registration statement.

Notes to the condensed unaudited interim consolidated financial statements
Nine months ended September 30, 2016 and period May 14, 2015 to September 30, 2015
14. Reverse Takeover, page F-38

17.   We note your disclosure that the qualifying transaction was accounted for as a reverse takeover. Revise to clarify whether this transaction was accounted for as a recapitalization involving a public shell or a business combination that is a reverse acquisition and identify the accounting acquirer. Tell us the specific accounting literature you used to account for the transaction and explain how you applied the literature.

Exhibit Index

18.   We refer to Exhibit 10.12. Please revise the index to identify the offering that relates to the subscription agreement.

        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

                                            Sincerely,

                                            /s/ Joseph McCann for

                                            Suzanne Hayes
                                            Assistant Director
                                            Office of Healthcare and Insurance

cc: John D. Hogoboom
        Lowenstein Sandler LLP